3/11/03

CM

SECU[illegible] 03014566 [illegible]MMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2003 181 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DaVinci Capital Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Cambridge St
(No. and Street)

Cambridge (City) MA (State) 02141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. McAvoy 617-354-3222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nelson E. Furlano, CPA
(Name – *if individual, state last, first, middle name*)

386 South St (Address) Pittsfield (City) MA (State) 01201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10

OATH OR AFFIRMATION

I, John F. McAvoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davinci Capital Management, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Davinci Capital Management, Inc.

Financial Statements

December 31, 2002

Nelson E. Furlano

CERTIFIED PUBLIC ACCOUNTANT
386 South Street
Pittsfield, Massachusetts 01201

Nelson E. Furlano, CPA
Christine. A. Krol Arace, CPA
Heather Harrison, CPA

Telephone 413-499-0207
Telecopier 413-443-3823

The Board of Directors
Davinci Capital Management, Inc.
Cambridge, Massachusetts

Independent Auditor's Report

I have audited the accompanying balance sheet of Davinci Capital Management, Inc. as of December 31, 2002 and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based upon my audits.

I conducted the audits in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davinci Capital Management, Inc. as of December 31, 2002 and the results of its operations, its cash flows and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule17-a5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson E. Furlano, CPA
February 26, 2003

DAVINCI CAPITAL MANAGEMENT, INC.
Balance Sheet
December 31, 2002

Assets

Current Assets		**2002**
Cash And Money Market Accounts	$	9,256
Accounts Receivable		3,376
Due from Employee		2,100
Prepaid Expense		2,737
Total Current Assets		17,469
Other Assets:		
Cash - Clearing Deposit Account		15,000
Total Assets	$	32,469

Liabilities and Stockholder's Equity

Current Liabilities		
Accounts Payable	$	6,351
Total Current Liabilities		6,351
Stockholder's Equity		
Common Stock - No Par Value; Authorized 10,000 Class A Shares and 10,000 Class B non voting Shares		
Issued 900 Class A voting Shares		18,000
Additional Paid In Capital		219,010
Retained Earnings		(210,892)
Total Stockholder's Equity		26,118
Total Liabilities and Stockholder's Equity	$	32,469

See Accompanying Notes to Financial Statements
See Accountant's Letter

DAVINCI CAPITAL MANAGEMENT, INC.
Statement of Operations
For the Year Ended December 31, 2002

	2002
Revenues	
Commission Income	$ 171,504
Total Income	171,504
Expenses	
Salaries	102,031
Advertising	340
Commission Expense	24,069
Compliance Services	12,611
Insurance	4,834
Payroll and Related Taxes	6,740
Professional Fees - Audit and Legal	1,687
Rent	8,471
Telephone	1,811
Office and Other Expenses	11,136
Total Expenses	173,730
Net Income before Income taxes	(2,226)
Income tax	-
Net Income	$ (2,226)
	(210,892)

See Accompanying Notes to Financial Statements
See Accountant's Letter

DAVINCI CAPITAL MANAGEMENT, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

		2002
Cash Flows from Operations:		
Excess Revenues over Expenses	$	(2,226)
Items Included in Net Income but not Affecting Cash		
(Increase) Decrease in Accounts Receivable		(639)
(Increase) Decrease in Prepaid Expense		(2,737)
Increase (Decrease) in Accounts Payable		337
Net Cash Flow from Operations		(5,265)
Cash Flows from Financing Activities		
Repaid to Parent corporation		(17,349)
Net Change in Cash		(22,614)
Cash - January 1		31,870
Cash - December 31	$	9,256

See Accompanying Notes to Financial Statements
See Accountant's Letter

DAVINCI CAPITAL MANAGEMENT, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance December 31, 2001	**18,000**	**258,064**	**(208,666)**	**67,398**
Net Income 2002	-	-	(2,226)	(2,226)
Assets transferred to parent - 2002	-	(39,054)	-	(39,054)
Balance - December 31, 2002	$ 18,000	$ 219,010	$ (210,892)	$ 26,118

See Accompanying Notes to Financial Statements
See Accountant's Letter

DAVINCI CAPITAL MANAGEMENT, INC.

Schedule 1

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2002

Credits		
Stockholders' Equity	$	26,118
Debits:		
Nonallowable Assets:		
Accounts Receivable		3,376
Due from Employee		2,100
Prepaid Expense		2,737
Total Debits		8,213
Total Capital		17,905
Minimum Net Capital - the greater of 6 2/3% of Aggregate indebtedness of $423 or $5,000		5,000
Excess Net Capital		12,905
Total Aggregate Indebtedness Accounts payable		6,351
Ratio of Aggregate Indebtedness to Net Capital		35.47%

****

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 to Computation in Corresponding Unaudited Form X-17A-5 Part IIA Filing with the Computation in this Report

Net Capital as Reported in Company's December 31, 2002 Unaudited Filing of Part IIA - Form X-17A-5	$	17,905
Adjustments		-
Net Capital as Reported Above	$	17,905

****

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that rule.

See Accountant's Letter

DAVINCI CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity:

Davinci Capital Management, Inc. (the Company) was incorporated in December of 1998. The Company began preoperating activities in April of 1999 and received authorization from the National Association of Securities Dealers, Inc. to commence business operations in September of 1999. The Company is a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corporation).

Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment:

Expenditures for property and equipment, and for renewals and betterments which extend the originally estimated useful life of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense. When properties are disposed of, the related cost and accumulated depreciation are removed and, except in the case of trades, gain or loss is included in the results of operations.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could defer from those estimates.

Affiliation:

The outstanding capital stock of Davinci Capital Management, Inc. was owned one hundred percent by Invesmart of New England as of December 31, 2001. During 2002, the stock was sold to the current owners. Certain assets were not included in the sale and the statement of changes in stockholders' equity reports this item as a reduction in paid in capital.

NOTE 2- CASH - CLEARING DEPOSIT

The Company has a $15,000 interest bearing cash deposit account with Fiserv Securities, Inc. Davinci is required to keep the account at $15,000 as long as it clears its transactions with Fiserv.

NOTE 3 - INCOME TAXES:

The Company has elected not to assign a value to its available net operating losses. It is unclear as whether the Company would generate profits sufficient to recognize the present value of the tax benefits.

NOTE 4- ADVERTISING:

Direct response advertising consists of various forms of media advertising.

NOTE 5- NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, not exceed fifteen times net capital, as defined. At December 31, 2002, the Company's net capital for regulatory purposes was $17,905, which exceeded its required net capital of $5,000 by $12,905, and the percentage of aggregate indebtedness to net capital was 35.47%.

Nelson E. Furlano

CERTIFIED PUBLIC ACCOUNTANT
386 South Street
Pittsfield, Massachusetts 01201

Nelson E. Furlano, CPA
Christine. A. Krol Arace, CPA
Heather Harrison, CPA

Telephone 413-499-0207
Telecopier 413-443-3823

The Board of Directors
Davinci Capital Management, Inc.
Cambridge, Massachusetts

In planning and performing our audit of the financial statements of Davinci Capital Management, Inc. at and for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Davinci Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-1 3 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedure for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Nelson E. Furlano, CPA
February 26, 2003